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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PUBLICIS GROUPE S.A.

(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE EUR.40 PER SHARE

(Title of Class of Securities)

744 63 M 106

(CUSIP Number)

Ezra Borut
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 744 63 M 106			Page 1 of 2

1.	Name of Reporting Person: DENTSU INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: JAPAN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 48,763,215 (representing 86,226,430 voting rights) (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 28,690,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,763,215 (representing 86,226,430 voting rights) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.5% (equity interest); 36.8% (voting rights)(1)

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 28,690,875 Shares directly owned by the Reporting Person, which Shares have, in the aggregate, 46,081,750 voting rights. The Reporting Person has contributed to the SEP (as described in Item 4 of Amendment No. 2 and Amendment No. 3 to Schedule 13D, filed on October 7, 2004 and October 22, 2004, respectively, by the Reporting Person (respectively, “Amendment No. 2” and “Amendment No. 3”), the right to exercise the voting rights in 10,992,173 of those Shares (with 10,992,173 voting rights). Madame Elizabeth Badinter (“Madame Badinter”), as manager of the SEP, has the right to exercise such voting rights in the SEP. Accordingly, the Reporting Person has direct voting power with respect to 17,698,702 of those Shares (with 35,089,577 voting rights, which equals approximately 15.0% of the total voting rights of the outstanding Shares).

Also includes 20,072,340 Shares, which have, in the aggregate, 40,144,680 voting rights, and to which Shares the Reporting Person disclaims beneficial ownership. Such Shares consist of Shares directly owned by Madame Badinter or in which she has a usufruct interest that entitles her to (x) all economic rights attached to such Shares and (y) vote such Shares at general shareholder meetings of the Issuer. Madame Badinter has contributed to the SEP the right to exercise the voting rights in one of those Shares (with 2 voting rights).

Amendment No. 4
to
Statement on Schedule 13D
     This Amendment No. 4 is filed by the undersigned to amend the Schedule 13D originally filed on October 4, 2002 by Dentsu Inc., a company organized under the laws of Japan (the “Reporting Person”), as amended and restated in its entirety by each of Amendment No. 1 to the Schedule 13D, filed on December 5, 2003 and Amendment No. 2, filed on October 7, 2004, as further amended by Amendment No. 3, filed on October 22, 2004.
Item 4. Purpose of Transaction.
     Item 4 of Schedule 13D is hereby amended to insert the following paragraphs immediately before the last paragraph of Item 4:
     As of the date hereof, the Reporting Person is the beneficial owner of 6,156,525 Warrants. The Warrants are listed on the Eurolist by Euronext Paris and are not admitted to trading or quotation on any United States national securities exchange or association. The rights and obligations under which the Warrants were issued were set forth in an obligations à bons de souscription d’actions entered into by Publicis Groupe, S.A., a company organized under the laws of the Republic of France (the “Issuer”), on September 24, 2002 (the “OBSA Issuance Contract”). Subject to specified exceptions set forth in the OBSA Issuance Contract, the Warrants will only be exercisable during the period starting on September 24, 2013 and ending on September 24, 2022. As described in Amendment No. 2, the Warrants beneficially owned by the Reporting Person are subject to certain restrictions that have the effect of making them generally not transferable until July 12, 2012, subject to certain exceptions, including certain tender offers.
     On January 2, 2006, the Reporting Person committed, pursuant to a commitment letter between the Reporting Person and the Issuer, to tender, subject to certain conditions, all the Warrants beneficially owned by it to the Issuer pursuant to the Issuer’s tender offer to purchase all the outstanding Warrants, which is described in the Issuer’s Press Release, filed January 3, 2006 with the U.S. Securities and Exchange Commission as an exhibit to the Issuer’s Schedule TO.
Item 5. Interest in Securities of the Issuer.
     Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) Generally, Shares of the Issuer entitle the holder thereof to one vote per Share. However, if the same shareholder holds Shares of the Issuer for a consecutive two-year period in registered form, these Shares are granted double voting rights. The following statements regarding interest in securities of the Issuer reflect such double voting rights, where applicable.
     As of November 30, 2005, the Reporting Person was the direct owner of 28,690,875 Shares, representing approximately 15.6% of the then outstanding Shares. The Reporting Person has contributed to the SEP the right to exercise the voting rights in 10,992,173 of the 28,690,875 Shares of which it is the direct owner. As a result, the Reporting Person has direct voting power with respect to approximately 15.0% of the total voting rights of the outstanding Shares.
     The Reporting Person is party to a Shareholders’ Agreement, as amended, with Madame Badinter (described in Item 4 of Amendment No. 2) by virtue of which the Reporting Person may be deemed for the purpose of Rule 13d-3 to beneficially own an additional 20,072,340 Shares, to which the Reporting Person disclaims beneficial ownership and which consist of Shares directly owned by Madame Badinter or in which she has a usufruct interest that entitles her to (x) all economic rights attached to such Shares and (y) vote such Shares at general shareholder meetings of the Issuer, and which represent, in the aggregate, approximately 10.9% of the outstanding Shares and approximately 17.2% of the total voting rights of the outstanding Shares. The Reporting Person disclaims any beneficial ownership of the Shares that are directly owned by Madame Badinter and the Shares in which Madame Badinter has a usufruct interest.

     Madame Badinter, as manager of the SEP, is entitled to exercise the voting rights in respect of the 10,992,173 Shares the right to exercise the voting rights in which the Reporting Person has contributed to the SEP and the one Share (with 2 voting rights) the right to exercise the voting rights in which Madame Badinter contributed to the SEP. Such Shares represent approximately 4.7% of the total voting rights of the outstanding Shares.
     Based on the preceding, the Reporting Person may be deemed for the purpose of Rule 13d-3 to beneficially own an aggregate of 48,763,215 Shares, representing approximately 26.5% of the outstanding Shares, and approximately 36.8% of the total voting rights of the outstanding Shares.
     Mr. Yutaka Narita, Principal Advisor and Chairman of Dentsu Group and a director of the Issuer, beneficially owns 200 Shares, representing 0.0% of the outstanding Shares and 0.0% of the total voting rights of the outstanding Shares. Mr. Narita has the sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of 200 Shares by virtue of his beneficial ownership of such Shares. Mr. Narita has the shared power to vote or to direct the vote, and the shared power to dispose of or to direct the disposition of 0 Shares.
     Mr. Tateo Mataki, President and Chief Executive Officer of the Reporting Person and a director of the Issuer, beneficially owns 200 Shares, representing 0.0% of the outstanding Shares and 0.0% of the total voting rights of the outstanding Shares. Mr. Mataki has the sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of 200 Shares by virtue of his beneficial ownership of such Shares. Mr. Mataki has the shared power to vote or to direct the vote, and the shared power to dispose of or to direct the disposition of 0 Shares.
     All Share information and all percentages set forth in this Item 5 and in the cover page hereto are calculated based on 184,057,496 Shares outstanding as of November 30, 2005 (which number of Shares excludes 13,019,764 Shares held in treasury by the Issuer), representing an aggregate number of voting rights of 234,008,584, which number of Shares and number of voting rights were provided by or on behalf of the Issuer to the Reporting Person.
     (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of 0 Shares by virtue of the transfer restrictions contained in (i) a Shareholders’ Agreement with Madame Badinter, dated as of November 30, 2003 (as amended by the First Amendment to the Shareholders’ Agreement, dated as of September 24, 2004, between Madame Badinter and the Reporting Person, the “EB Shareholders’ Agreement”) and (ii) a Shareholders’ Agreement with the Issuer, dated as of November 30, 2003 (as amended by the First Amendment to the Shareholder’s Agreement, dated as of September 24, 2004, between the Issuer and the Reporting Person, the “Publicis Shareholders’ Agreement”), described in Item 4 of Amendment No. 2.
     By virtue of the transfer restrictions contained in the EB Shareholders’ Agreement, the SEP by-laws (statuts) and the Publicis Shareholders’ Agreement, the Reporting Person may be deemed in certain circumstances to have the shared power to dispose of or to direct the disposition of 28,690,875 Shares, including the 10,992,173 Shares in which the right to exercise the voting rights was contributed to the SEP by the Reporting Person.
     Pursuant to the EB Shareholders’ Agreement, the Reporting Person has agreed not to vote a number of Shares owned by it that represents voting power in excess of 15% of the voting power of the Issuer, as calculated therein (the “15% Voting Limitation”).
     The Reporting Person may be deemed in certain circumstances to have shared power with Madame Badinter to vote or to direct the vote of 48,763,215 Shares, representing in the aggregate 86,226,430 of the total voting rights of the outstanding Shares, by virtue of the voting agreements in the EB Shareholders’ Agreement, the Publicis Shareholders’ Agreement and the SEP by-laws (statuts), subject to the 15% Voting Limitation. See Items 4 and 6 of Amendment No. 2.
     To the knowledge of the Reporting Person, the information required by Item 2 with respect to Madame Badinter is as follows: (i) Madame Badinter is a French citizen and former Lecturer at the Ecole Polytechnique and her principal occupation is author and President of the Supervisory Board; (ii) the business address of Madame Badinter is 133, Avenue des Champs Elysees, 75008 Paris, France. To the knowledge of the Reporting Person, during the past five years, Madame Badinter (x) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (y) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which civil proceeding she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The Reporting Person disclaims any beneficial ownership to (i) the Shares that are directly owned by Madame Badinter, (ii) the Shares of which the usufruct interest is owned by Madame Badinter and (iii) the Share the right to exercise the voting rights in which Madame Badinter contributed to the SEP.

(c)	Not applicable
(d)	Not applicable
(e)	Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
     Item 6 of Schedule 13D is hereby amended to add, before the last paragraph of Item 6 the entirety of the information set forth in Item 4 herein following the statement “Item 4 of Schedule 13D is hereby amended to add the following:”.
Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Commitment Letter, dated January 2, 2006, by and between Publicis Groupe, S.A. and Dentsu Inc.

SIGNATURE
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: January 4, 2006

DENTSU INC.
By:	/s/ Michio Niiyama
	Name:	Michio Niiyama
	Title:	Managing Director